UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

CYBERSPACE VITA, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

23254D 205
(CUSIP Number)

Fountainhead Capital Management Limited
Portman House, Hue Street
St. Helier, Jersey, Channel Islands JE4 5RP
+44 (0)1534 630112
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2008
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 23254D 205	13D

1.	NAMES OF REPORTING PERSONS Fountainhead Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.8%
14.	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

Cyberspace Vita, Inc. (the “Company”) entered into a Stock Purchase Agreement dated as of April 15, 2008, effective as of May 5, 2008 (the “Stock Purchase Agreement”) with the Company, Henry C. Casden (the “Seller”) and Fountainhead Capital Management Limited (the “Purchaser”). Pursuant to the Stock Purchase Agreement, on May 5, 2008 (the “Closing Date”), the Purchaser paid to the Sellers, in the aggregate, $400,000 and the Sellers sold to the Purchaser 4,000,000 shares of the Company’s common stock, which is approximately 80.8% of the outstanding capital stock of the Company. The Stock Purchase Agreement is filed as Exhibit 10.1 to a Current Report on Form 8-K filed by the Company on May 5, 2008.

This Schedule 13D is being filed by Fountainhead Capital Management Limited to disclose its ownership of 80.8% of the Company’s outstanding Common Stock. Fountainhead Capital Management Limited is the Purchaser under the Stock Purchase Agreement and acquired its entire interest in the Company pursuant thereto.

Item 1. Security and Issuer.

The name of the issuer is Cyberspace Vita, Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 122 Ocean Park Boulevard, Suite 307, Santa Monica, California 90405. This statement relates to the Company’s common stock, $0.001 par value per share.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Fountainhead Capital Management Limited, a Jersey corporation which has its principal executive offices at 1 Portman House, Hue Street, St. Helier, Jersey, Channel Islands, JE4 5RP (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Fountainhead Capital Management Limited used its working capital to acquire the shares pursuant to the Stock Purchase Agreement as described in the Explanatory Note above.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Company’s shares from the Seller in order to control the Company. In connection with the Stock Purchase Agreement, there were changes to Company’s board of directors which were more fully described in the Current Report on Form 8-K referenced above.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Person is the beneficial owner of 4,000,000 shares of the Company’s common stock, representing 80.8% of the outstanding shares of the Company’s common stock. The Reporting Person does not own any other securities of the Company. The number of shares of the Company’s outstanding common stock was reported to be 4,951,000 in the Company’s last quarterly report as filed with the Commission.

(b)	The Reporting Person has the sole power to vote and dispose of the 4,000,000 shares.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1
Stock Purchase Agreement, dated as of April 15, 2008 and effective as of May 5 2008, by and among Company, Henry C. Casden and Fountainhead Capital Management Limited (Incorporated by reference to the Current Report on Form 8-K of the Company, filed with the Securities and Exchange Commission on May 5, 2008).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2008

FOUNTAINHEAD CAPITAL MANAGEMENT LIMITED

	By:	/s/ Robert L. B. Diener
Name: Robert L. B. Diener
Title: Attorney-in-fact